UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Comments on Rating Agency’s Actions	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: February 25, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO COMMENTS ON RATING AGENCY’S ACTIONS

[Lisle, Illinois] [February 24, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) reported today that Standard & Poor’s lowered their ratings on IPSCO’s debt securities, citing past demand weakness for IPSCO’s core products.

“While we were surprised by the timing of this rating decision, we understand the change was based on past results from a very challenging period in our markets and during our peak building periods,” said Bob Ratliff, Vice President and Chief Financial Officer. “Ratings based on the low point of cyclical businesses are virtually always conservative. However, this change comes at a time when IPSCO’s market positions have never been stronger. We turned the corner months ago with all of our new steelworks performing exceptionally well and we are generating positive free cash flow. We are not expecting a down turn anytime soon.”

IPSCO agrees with Standard and Poor’s assessment that “Strong prices in 2004 should improve the Company’s profitability and cash flow protection, which combined with the completion of its capital expenditure program, should result in positive free cash generation.” In addition, the agency correctly stated that “Debt maturities in the next few years are moderate and should be retired through positive free cash flow from operations, given that capital expenditure requirements will be low.”

The corporate credit and senior unsecured debt ratings were lowered by Standard & Poor’s from BB+ to BB. Standard & Poor’s states that the outlook is stable. The preferred stock rating was reduced to B from B+. IPSCO has stated it intends to redeem the preferred stock in May, and has more then adequate cash to cover that redemption. IPSCO continues to exceed all of its financial covenants under its current outstanding financing arrangements, and the ratings will not result in additional finance expenses under these facilities.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2002, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties”, and its Form 40-F as amended.

Company Contact:

Bob Ratliff

Vice President and Chief Financial Officer

IPSCO

Tel. (630) 810-4769

Release #04-06

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